UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: January 13, 2004

                        Commission File Number 001-12510
                                               ---------

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On January 13, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that the Company had appealed to the Association of Dutch Stockholders (the "VEB") to discontinue the claims the VEB has announced against the Company. The appeal was made in an open letter to the Company's shareholders published in several Dutch national newspapers, an English translation of which has been included on the Company's website. Copies of the press release and the open letter are attached hereto as Exhibits 99.1 and 99.2, respectively.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KONINKLIJKE AHOLD N.V.

                                        /s/ H.R. Ryopponen
                                        ----------------------------------------
Date:  January 13, 2004                 By:     H.R. Ryopponen
                                        Title:  Executive Vice President and CFO

                                  EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit        Description
-------        -----------

99.1 Royal Ahold press release, dated January 13, 2004, announcing that the Company had appealed to the VEB to discontinue the claims the VEB has announced against the Company

99.2 Royal Ahold open letter, dated January 13, 2004, to the Company's shareholders in which the Company made the appeal to the VEB